Exhibit 99.1

Alta Global Group Raises $2.1 Million with Participation from its CEO and Board to Fund Expansion

●	Private placement for ordinary shares with no warrants, led directly by the Company, attracted investments from existing shareholders and new high-net-worth individuals, with participation from the executive team and board.
●	Capital injection to expand revenue and fund Alta’s growth initiatives including the imminent launch of the social and community platform, advancing the UFC Gym partnership roll-out and expansion of the SaaS tools provided to gym owners and coaches.

New York, Australia / Globenewswire / November 15, 2024 – Alta Global Group (NYSE American: MMA) (“Alta” or the “Company”), a pioneering technology company seeking to aggregate and drive participation in combat sports, announced today it has successfully arranged a $2.1 million fundraise via a private placement of ordinary shares to non-U.S. investors to fuel its growth initiatives for 2025.

This funding round, which was anchored by strong demand from new institutional investors and high-net-worth individuals, supports Alta’s growth in the booming combat sports sector and brings additional stakeholders to the Company’s cap table. The capital raise was completed as an offering of ordinary shares only, priced at $1.68 per share, with no warrants, maintaining Alta’s capital structure.

Alta’s Board, CEO and Executive Team have invested alongside existing shareholders and new investors, reflecting a strong vote of confidence in the Company’s trajectory and signaling deep commitment from leadership.

“This funding is a testament to the compelling future we see for Alta and the combat sports industry,” said Nick Langton, CEO of Alta Global Group. “With our expanding portfolio of products, partnerships, and a growing global gym network, we are ready to scale our impact and bring more fans into active participation.”

Alta is positioning itself as the cultural and commercial epicenter for MMA, uniting an entire ecosystem: from fans to athletes, coaches and beyond. MMA is one of the fastest growing sports in the world with a UFC fanbase of over 640 million fans globally. In the US alone, nearly 12 million fans are actively training through an estimated 67,000 gyms that boast about US$18.6 billion in annual revenue.

Recently, Alta announced a landmark partnership with UFC Gym to deliver Alta’s products and programs across over 150 UFC Gyms worldwide. This partnership, along with the imminent launch of the social and community platform, will provide Alta with the opportunity to grow its user base (fans, coaches, participants and athletes) and expand revenue.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ABOUT ALTA GLOBAL GROUP LIMITED

Alta Global Group Limited is a technology company that is seeking to increase consumer participation in martial arts and combat sports whilst building upon existing community offerings within the sector. Alta currently has three business units designed to provide services to and monetize all key stakeholders in the sector, namely fans, participants, coaches, gym owners and athletes.

●	TrainAlta (www.trainalta.com) partners with gyms and coaches to deliver a range of consumer products that drive participation in martial arts for fans and beginners.

●	Hype (www.hype.co) is a mobile marketing platform designed to help gym owners, coaches and athlete partners grow revenue from their followers and audiences in today’s age of social media.

●	MixedMartialArts.com (www.mixedmartialarts.com) is a leading platform for the MMA community, providing access to MMA news and media, fighter data, fight schedules and access to the legendary Underground forum.

For further information about Alta Global Group Limited (NYSE American: MMA), please visit www.altaglobalgroup.com or https://ir.altaglobalgroup.com/news-events/presentations for a copy of our latest corporate presentation.

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Forward-Looking Statements

This press release may include forward-looking statements. Any statements contained herein regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as “achieve,” “forecast,” “plan,” “propose,” “strategy,” “envision,” “hope,” “will,” “continue,” “potential,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements in this press release that are not based upon historical fact are forward-looking statements and represent our best judgment as to what may occur in the future. Any references to active gyms or partner gyms refer to a gym profile that has been claimed or created and has accepted the terms and conditions and/or a previous license agreement to run the Warrior Training Program. Any references to estimated or targeted revenue per active gym do not guarantee that the gym will generate the specified revenue or any revenue at all. Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the “Risk Factors” section contained in our Form 20-F for the fiscal year ended June 30, 2024 as filed with the SEC. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should carefully read the factors described in the “Risk Factors” section of our Form 20-F to better understand the risks and uncertainties inherent in our business and industry, and underlying any forward-looking statements. Except where required by law, the Company assumes no obligation to update, withdraw or revise any forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

For investor relations:

Dave Gentry
RedChip Companies, Inc.
T: 1-407-644-4256
E: MMA@redchip.com